SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

Casmyn Corp.
(Name of Issuer)

Common Stock, par value $0.04
(Title of Class of Securities)

1476191002
(CUSIP Number)

Lawrence D. Hui, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 22 of 22

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  12,169,783

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  12,169,783

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,169,783

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  12,169,783

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  12,169,783

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  12,169,783

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  12,169,783

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  12,169,783

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  12,169,783

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  JMG Capital Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)
         or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  23,615,996

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  23,615,996

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  23,615,996

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.90%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Edmond O'Donnell

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  25,781,701

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  25,781,701

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  25,781,701

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock, par value $0.04 (the "Common Stock") of Casmyn Corp. (the "Issuer"). The Issuer's principal executive office is located at 28720 Canwood Street, Suite 207, Agoura Hills, California 91301.

ITEM 2.  Identity and Background

         (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), Martley International, Inc., a Delaware corporation ("Martley"), JMG Capital Partners, L.P., a California limited partnership ("JMG") and Edmond O'Donnell, an individual ("O'Donnell").

         Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         JMG Capital Management, LLC, a Delaware limited liability company ("JCM"), is the General Partner of JMG. Jonathan Glaser ("Glaser")is the Managing Member of JCM.

         ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

         BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Braxton LP is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

    NAME                 ADDRESS                       OCCUPATION
   Paul E. Singer    712 Fifth Avenue 36th Floor   General partner of Elliott
                     New York, New York 10019      and Braxton LP and
                                                   President of Martley

Braxton Associates, Inc.
                    712 Fifth Avenue 36th Floor   The principal business of
                    New York, New York 10019      Braxton Associates, Inc. is
                                                  serving as general partner
                                                  of Braxton LP

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

     NAME                     ADDRESS                         OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Braxton LP and
                       New York, New York  10019     President of Martley
         WESTGATE

     The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         The principal business of Westgate is to purchase, sell, trade and invest in securities.

         The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

 NAME                          ADDRESS                      OCCUPATION
 Hambledon, Inc.        c/o Midland Bank Trust      General partner of Westgate
                        Corporation (Cayman) Limited
                        P.O. Box 1109
                        Mary Street
                        Grand Cayman
                        Cayman Islands
                        British West Indies

         HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

  NAME                     ADDRESS                      OCCUPATION
Paul E. Singer        712 Fifth Avenue              General partner of Elliott
                      36th Floor                    and Braxton LP and
                      New York, New York  10019     President of Martley

         MARTLEY INTERNATIONAL, INC.

         The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Martley is to act as investment manager for Westgate.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Martley are as follows:

   NAME                     ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Braxton LP and
                       New York, New York 10019      President of Martley


         JMG

         The business address of JMG is 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067.

         The principal business of JMG is to purchase, sell, and invest in securities for its own account.

         JCM

         The business address of JCM is 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067.

         The principal business of JCM is to act as the General Partner of JMG.

         Glaser

         Glaser's business address is 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067.

         Glaser's principal occupation or employment is acting as the Managing Member of JCM.

         O'Donnell

         O'Donnell's   business  address  is  150  Motor  Parkway,   Suite  311,
Hauppauge, New York 11788.

         O'Donnell's principal occupation is private investor.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,532,800

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,532,800

         The source and amount of funds used by JMG in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $66,000

         The source and amount of funds used by O'Donnell in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $170,000


ITEM 4.  Purpose of Transaction

         Each of Elliott, Westgate, JMG and O'Donnell acquired the Common Stock beneficially owned by it or him in the ordinary course of its or his trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott, Westgate, JMG or O'Donnell may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it or he now beneficially owns or may hereafter acquire.

         On June 2, 1999, Elliott, JMG and O'Donnell sent a letter to the Issuer's Board of Directors proposing amendments to the Issuer's Articles of Incorporation and calling for a special meeting of the Issuer's shareholders to consider and vote on such amendments (a copy of this letter is attached hereto as Exhibit B). The proposed amendments call for an increase in the Issuer's authorized share capital, to be followed by a one for five hundred reverse stock split of the Common Stock and a conversion of each share of Preferred Stock into
8.5 shares of post-reverse split Common Stock. These amendments, if approved by the Issuer's shareholders and effected by the Issuer, would result in the current holders of Preferred Stock owning approximately 90% of the issued and outstanding shares of Common Stock following the completion of the above-described reverse stock split and conversion.

         Except as set forth herein, none of Elliott, Westgate, Martley, JMG or O'Donnell has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         (a) In accordance with the ownership limitation described below, Elliott beneficially owns an aggregate of 12,169,783 shares of Common Stock, constituting 4.99% of all of the outstanding shares of Common Stock.

         Elliott currently holds 11,864,495 shares of Common Stock outright and holds 111,981 shares of the Issuer's First Convertible Preferred Stock ("Preferred Stock") which would, but for the ownership limitation described below, be convertible into 1,376,815,712 shares of Common Stock. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott disclaims beneficial ownership of 1,364,645,929 shares of Common Stock, since the amount of shares of Common Stock into which Elliott, Westgate, and Martley's shares of Preferred Stock are convertible is limited, pursuant to the terms of a Purchase Agreement dated as of April 11, 1997 entered into by Elliott and the Issuer, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 5% of all of the outstanding shares of Common Stock.

         Together, and in accordance with the ownership limitation described below, Westgate and Martley beneficially own an aggregate of 12,169,783 shares of Common Stock, constituting 4.99% of all of the outstanding shares of Common Stock.

         Westgate currently holds 112,620 shares of Preferred Stock which would, but for the ownership limitation described below, be convertible into
1,384,672,270 shares of Common Stock. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Westgate and Martley each disclaims beneficial ownership of 1,372,502,487 shares of Common Stock, since the amount of shares of Common Stock into which Elliott, Westgate, and Martley's shares of Preferred Stock are convertible is limited, pursuant to the terms of a Purchase Agreement entered into by Elliott and the Issuer (to which Westgate is bound), to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 5% of all of the outstanding shares of Common Stock.

         In accordance with the above described ownership limitations, Elliott, Westgate and Martley's aggregate beneficial ownership of Common Stock equals 12,169,783 shares, comprising 4.99% of all of the outstanding shares of Common Stock, and beneficial ownership of any additional shares is expressly disclaimed.

         JMG currently holds 1,976,650 shares of Common Stock outright and holds 1,760 shares of Preferred Stock which are convertible into 21,639,346 shares of Common Stock, together constituting 8.90% of all of the outstanding shares of Common Stock.

         In accordance with the ownership limitation described below,  O'Donnell
beneficially   owns  an  aggregate  of   25,781,701   shares  of  Common  Stock,
constituting 9.99% of all of the outstanding shares of Common Stock.

         O'Donnell currently holds 11,284,758 shares of Common Stock outright and holds 5,557 shares of Preferred Stock which would, but for the ownership limitation described below, be convertible into 68,323,777 shares of Common Stock. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, O'Donnell disclaims beneficial ownership of 53,826,834 shares of Common Stock, since the amount of shares of Common Stock into which O'Donnell's shares of Preferred Stock are convertible is limited, pursuant to the terms of a Purchase Agreement entered into by O'Donnell and the Issuer, to that amount which would result in O'Donnell having beneficial ownership of Common Stock not exceeding 10% of all of the outstanding shares of Common Stock.

         (b) Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         JMG has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         O'Donnell has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

         (c) On May 18, 1999, Elliott converted 1,114 shares of its Preferred Stock into 9,131,148 shares of Common Stock.

         On May 17, 1999, O'Donnell converted 550 shares of his Preferred Stock into 11,270,492 shares of Common Stock.

         No other transactions with respect to the Common Stock were effected by Elliott, Westgate, Martley, JMG or O'Donnell during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         No person other than JMG has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by JMG.

         No person other than O'Donnell has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by O'Donnell.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to
                  Securities of the Issuer

                  See Items 4 and 5(a) above.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement

                  Exhibit B - Proposal for Amendment of Articles of
Incorporation

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 11, 1999               ELLIOTT ASSOCIATES, L.P.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     General Partner


                                            WESTGATE INTERNATIONAL, L.P.

                                            By: Martley International, Inc.
                                                     as attorney-in-fact


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            MARTLEY INTERNATIONAL, INC.


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            JMG CAPITAL PARTNERS, L.P.


                                            By: /s/ Jonathan Glaser
                                                     Jonathan Glaser
                                                     Managing Member of the
                                                     General Partner


                                            /s/ Edmond O'Donnell
                                              Edmond O'Donnell

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Casmyn Corp. dated June 11, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 11, 1999               ELLIOTT ASSOCIATES, L.P.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     General Partner


                                            WESTGATE INTERNATIONAL, L.P.

                                            By: Martley International, Inc.
                                                     as attorney-in-fact


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            MARTLEY INTERNATIONAL, INC.


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            JMG CAPITAL PARTNERS, L.P.


                                            By: /s/ Jonathan Glaser
                                                     Jonathan Glaser
                                                     Managing Member of the
                                                     General Partner


                                            /s/ Edmond O'Donnell
                                              Edmond O'Donnell

                                    EXHIBIT B

                                                              June 2, 1999




The Board of Directors
Casmyn Corp.
28720 Canwood Street
Suite 207
Agora Hills, California  91301

Re: Proposal for Amendment of Articles of Incorporation; Call for Special Meeting of Shareholders

Gentlemen:

         The undersigned being (respectively) the holders of more than 10% of the outstanding Common Shares and the holders of more than 10% of the outstanding shares of First Convertible Preferred Stock of the Corporation, hereby propose, pursuant to Section 7-107-102(b) of the Colorado Business Corporations Act, the following amendments of the Articles of Incorporation of the Corporation:

         1.  The  first   paragraph  of  Article   FOURTH  of  the  Articles  of
Incorporation shall be amended to read as follows:

                         "The total number of shares of all classes which the Corporation shall have authority to issue is 2,500,000,000 of which 20,000,000 shall be Preferred Shares, par value $.10 per share, and 2,480,000,000 shall be Common Shares, par value $.04 per share, and the designations, preferences, limitations and relative rights of the shares of each class are as follows:"

         2. Article FOURTH of the Articles of Incorporation shall be amended by inserting an additional paragraph as the first paragraph of said Article, as follows:

                         "The Common Shares outstanding on the Effective Date hereof shall be consolidated, combined and reconstituted to effect a one for five hundred reverse stock split of such Common Shares such that each Common Share outstanding on the Effective Date shall become one five hundredth (1/500) of a reconstituted Common Share and five hundred Common Shares outstanding on the Effective Date shall become one reconstituted Common Share. Each share of First Convertible Preferred Stock outstanding on the Effective Date shall be reclassified, reconstituted and converted into Eight and one-half (8.50) reconstituted Common Shares. Thereafter, the former shares of First Convertible Preferred Stock shall no longer be outstanding and shall be restored to the status of authorized but unissued Preferred Shares, the rights and preferences of which have not been fixed and determined. The "Effective Date" hereof shall be the day upon which a Certificate of Amendment of the Articles of Incorporation of the Corporation setting forth this paragraph shall be filed with the Secretary of State of Colorado."

         The delivery of certificates for Common Shares issued pursuant to such reclassification to a holder of First Convertible Preferred Stock shall be conditioned on receipt from such holder of: (i) certificates representing the First Convertible Preferred Stock and (ii) a duly executed waiver and representation letter containing the following:

                         "Preferred Shareholder's Release.

(i) Except for the obligations created by or arising from this transmittal, and subject to the terms and conditions set forth herein, the undersigned holder of First Convertible Preferred Stock (the "Preferred Shareholder") hereby absolutely and forever releases and discharges Casmyn Corp. (the "Company") and its shareholders, directors, officers, employees, agents and other representatives from any and all manner of actions, and causes of action, in law or in equity, rights suits, debts, liens, contracts, agreements, promises, losses, costs and expenses (including without limitation, legal fees), of every kind or character whatsoever, whether known or unknown, suspected or unsuspected, mature or to mature in the future, disclosed or undisclosed, concealed or hidden, fixed or contingent, which as of date of this transmittal, Preferred Shareholder had, now has, or may hereafter have by reason of any matter, cause or thing whatsoever, through and including the date hereof, in connection with its ownership of the Shares (the "Preferred Shareholder's Release Claims").

(ii) It is the intention of Preferred Shareholder that the foregoing general release shall be effective as a full and final accord and satisfaction and release of each and every Preferred Shareholder's Released Claims. In furtherance of this intention, the parties hereto acknowledge that they are familiar with Section 1542 of the Civil code of the State of California ("Section 1542") which provides as follows:

                          "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected this settlement with the debtor."

                          Preferred Shareholder, with full knowledge of the consequences, hereby expressly and voluntarily waives and relinquishes to the fullest extent possible, with respect to the matters released herein, any and all rights or benefits Preferred Shareholder may have under Section 1542 and under any similar or analogous law of any other applicable jurisdiction with regard to the subject matter of this transmittal. Preferred Shareholder acknowledges that it may not invoke the rights or benefits of Section 1542 in order to prosecute any of the Preferred Shareholder's Released Claims against a released party.

(iii)Preferred Shareholder hereby expressly acknowledges that it or its attorneys may hereafter discover Preferred Shareholder's Released Claims presently unknown or unsuspected or facts different from or in addition to those which they now know or believe to be true with respect to the subject matter, or any part of, this transmittal, and Preferred Shareholder agrees that this transmittal and the releases herein given shall be and remain in full force and effect in all respects, notwithstanding the discovery or existence of such different or additional facts and/or claims.

(iv) Preferred Shareholder is the sole and lawful owner of all right, title and interest in and to the Preferred Shareholder's Released Claims herein, and it has not heretofore assigned or transferred or purported to assign or transfer to any other person any rights or interests in or to the Preferred Shareholder's Released Claims or any part or portion of the Preferred Shareholder's Released Claims."

                         Representations and Warranties of the Preferred Shareholders. The Preferred Shareholder hereby represents and warrants to the Company as follow:

                         a. Authorization. The execution and delivery of this letter by the Preferred Shareholder has been duly authorized, is valid and binding upon the Preferred Shareholder and its enforceable in accordance with its terms.

                         b. No Broker. No agent, broker or other person acting pursuant to the Preferred Shareholder's authority will be entitled to make any claim against the Company for any commission or finder's fee in connection with the transaction contemplated by this transmittal."

         The undersigned hereby call a special meeting of the shareholders of the Corporation to be held as soon as practicable but no later than 60 days from the date of this letter, to be held at such location as reasonably determined by the Company's Board of Directors, for the purpose of considering and voting on the foregoing proposed amendment of the Articles of Incorporation. The undersigned hereby call upon you to direct the Secretary of the Corporation to give due notice of the holdings of such special meeting, in accordance with
Section 7-107-105 of the Colorado Business Corporations Act and the Bylaws of the Corporation, to all holders of Common Shares and First Convertible Preferred Stock of the Corporation holding their shares of record at the close of business on the date hereof, and to prepare and deliver to the shareholders, together with the notice of such meeting, and to file with the Securities and Exchange Commission, such proxy materials as may be required in order to comply with the laws and rules administered by said Commission and to comply with the Colorado Business Corporations Act.

Holders of Common Shares                Date            Number of Shares Held

Elliott Associates, L.P.


By:/s/ Paul E. Singer                   6/1/99              11,864,495
   ------------------
     Paul E. Singer,
     General Partner


/s/ Edmond O'Donnell                    6/1/99              11,270,492
     Edmond O'Donnell


JMG Capital Partners, LP


By:/s/ Jonathan Glaser                  6/1/99              1,976,650
     Jonathan Glaser
     Managing Member of
     the General Partner


Holders of shares
First Convertible                         Date         Number of Preferred Stock
Shares Held


Elliott Associates, L.P.


By:/s/ Paul E. Singer                    6/1/99             111,981
   ------------------                   ------
     Paul E. Singer,
     General Partner